UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                                (Amendment No. )



                            Analytical Surveys, Inc.
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                                (Name of Issuer)


                           Common Stock, no par value
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                         (Title of Class of Securities)


                                    032683401
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                                 (CUSIP Number)


                                 March 20, 2008
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

                [ ] Rule 13d-1(b)
                [X] Rule 13d-1(c)
                [ ] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   032683401
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(1)     Names of Reporting Persons.  I.R.S. Identification Nos. of Above Persons
        (entities only):

                Rutgers, The State University of New Jersey
                22-6001086
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(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)                            (b)
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(3)     SEC Use Only
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(4)     Citizenship or Place of Organization:   New Jersey
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Number of Shares Beneficially Owned
   by Each Reporting Person With       (5) Sole Voting Power:         2,857,785*
                                           -------------------------------------
                                       (6) Shared Voting Power:               0
                                           -------------------------------------
                                       (7) Sole Dispositive Power:    2,857,785*
                                           -------------------------------------
                                       (8) Shared Dispositive Power:          0
                                           -------------------------------------
--------------------------------------------------------------------------------

(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:

                2,857,785*
--------------------------------------------------------------------------------

(10)    Check if  the Aggregate Amount  in Row (9) Excludes Certain  Shares (See
        Instructions):   N/A
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):   7.0%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person (See Instructions):    OO
--------------------------------------------------------------------------------
* Based on 40,551,807 shares of the common stock, no par value (the "Shares") outstanding of Analytical Surveys Inc., a Colorado corporation (the "Company") as of March 20, 2008, which includes 3,789,256 Shares outstanding as reported in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended December 31, 2007, plus 36,762,551 Shares issued pursuant to the merger of the Company's wholly-owned subsidiary into Axion International, Inc. As of March 20, 2008, Rutgers, The State University of New Jersey ("Rutgers") held in the aggregate 2,857,785 Shares and possesses sole power to vote and direct the disposition of such Shares. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Rutgers is deemed to beneficially own 2,857,785 Shares, or 7.0% of the Shares deemed issued and outstanding as of March 20, 2008.

Item 1(a).  Name Of Issuer:   Analytical Surveys, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            665 Martinsville Road, Basking Ridge, New Jersey  07920


Item 2(a).  Name of Person Filing:  Rutgers, The State University of New Jersey*

Item 2(b).  Address  of  Principal  Business  Office  or,  if  None,  Residence:
            3 Rutgers Plaza, ASB III, New Brunswick, New Jersey  08901

Item 2(c).  Citizenship:  New Jersey

Item 2(d).  Title of Class of Securities:  Common Stock, no par value

Item 2(e).  CUSIP No.:  032683401


Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

            Not applicable.


Item 4.     Ownership

            (a) Amount Beneficially Owned (as of March 20, 2008):     2,857,785*

            (b) Percent of Class (as of March 20, 2008):                   7.0%*

            (c) Number of Shares as to which the person has:

               (i)   sole power to vote or to direct the vote         2,857,785*

               (ii)  shared power to vote or to direct the vote               0


__________________________
*Based on 40,551,807 shares of the common stock, no par value (the "Shares") outstanding of Analytical Surveys Inc., a Colorado corporation (the "Company") as of March 20, 2008, which includes 3,789,256 Shares outstanding as reported in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended December 31, 2007, plus 36,762,551 Shares issued pursuant to the merger of the Company's wholly-owned subsidiary into Axion International, Inc. As of March 20, 2008, Rutgers, The State University of New Jersey ("Rutgers") held in the aggregate 2,857,785 Shares, and possesses sole power to vote and direct the disposition of such Shares. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Rutgers is deemed to beneficially own 2,857,785 Shares, or 7.0% of the Shares deemed issued and outstanding as of March 20, 2008.

               (iii) sole power to dispose or to direct the
                     disposition of                                   2,857,785*

               (iv)  shared power to dispose or to direct the
                     disposition of                                           0



Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable.


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

         Not Applicable.


Item 8.  Identification and Classification of Members of the Group

         Not Applicable.


Item 9.  Notice of Dissolution of Group

         Not Applicable.


Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     April 16, 2008


                                     RUTGERS, THE STATE UNIVERSITY OF NEW JERSEY


                                     By:  /s/ Charles Matthews
                                        ----------------------------------------
                                          Charles Matthews
                                          Authorized Signatory




      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)